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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        PAINEWEBBER R&D PARTNERS II, L.P.
                            (Name of subject company)
                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                         PHARMACEUTICAL PARTNERS, L.L.C.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of class of securities)

                                  695922 20 3
                                 (CUSIP Number)
                                ----------------

                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                           70 E. 55th St., 23rd Floor
                               New York, NY 10022
                                 (800) 600-1450
                                ---------------

                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110
                                ---------------

                            CALCULATION OF FILING FEE

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                      Transaction Valuation*      Amount of Filing Fee
                            $18,000,000                   $3,600

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*  Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 3,000 units of limited partnership interest (the "Units") of the subject company at $6,000 per Unit in cash.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

           Amount Previously Paid: None            Filing Party: Not Applicable
             Form or Registration No: Not            Date Filed: Not Applicable
                  Applicable

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     This Tender Offer Statement on Schedule 14D-1 is filed by PharmaInvest,
L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C, a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), relating to the offer by Purchaser to purchase outstanding Units of Limited Partnership Interest (the "Units"), of PaineWebber R&D Partners II, L.P. (the "Partnership"), a Delaware limited partnership, at $6,000 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY

         (a) The name of the subject company is PaineWebber R&D Partners II, L.P., a Delaware limited partnership. The address of the Partnership's principal executive office is 1285 Avenue of the Americas, New York, NY 10019.

         (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d), (g) This Statement is filed by Purchaser. The information set forth on the cover page, under "Introduction" in Section 9, and in Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, neither Purchaser or, to its knowledge, any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a)-(b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.



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ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth under "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

         (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

         (b)(c) and (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(1) Offer to Purchase dated March 3, 1999.

         (a)(2) Letter of Transmittal.

         (a)(3) Cover letter from PharmaInvest, L.L.C.

         (a)(4) Press Release.

         (b)(c)(d) None.

         (e)    Not applicable.

         (f)    None.



                                       2
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 1999                    PHARMAINVEST, L.L.C.

                                        By: /s/ David Madden
                                           -------------------------------------

                                        Title: Managing Member of Pharmaceutical
                                               Partners, L.L.C., the Manager
                                               ---------------------------------

                                        PHARMACEUTICAL ROYALTIES, L.L.C.

                                        By: /s/ David Madden
                                           -------------------------------------

                                        Title: Managing Member of Pharmaceutical
                                               Partners, L.L.C., the Manager
                                               ---------------------------------


                                        PHARMACEUTICAL ROYALTY
                                        INVESTMENTS LTD.

                                        By: /s/ Pablo Legorreta
                                           -------------------------------------

                                        Title: Managing Member of Pharmaceutical
                                               Partners, L.L.C., the Manager
                                               ---------------------------------


                                        PHARMACEUTICAL PARTNERS, L.L.C.

                                        By: /s/ Pablo Legorreta
                                           -------------------------------------


                                        Title: Managing Member
                                               ---------------------------------

                                       3
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                                  EXHIBIT INDEX

        Exhibit                     Description                                Page
        -------                     -----------                                ----
       (a)(1)         Offer to Purchase dated March 3, 1999
       (a)(2)         Letter of Transmittal
       (a)(3)         Cover letter from PharmaInvest, L.L.C.
       (a)(4)         Press Release
